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April 6, 2017	Renee E. Laws T +1 617 235 4975 F +1 617 235 9905 renee.laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AMG Funds (the “Registrant”)

Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of AMG Managers Cadence Capital Appreciation Fund, a series of AMG Funds III (the “Target Fund”) by AMG Renaissance Large Cap Growth Fund, a series of the Registrant (the “Acquiring Fund”).

The Proxy Statement/Prospectus contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Target Fund, a series of AMG Funds III, at which time the shareholders of the Target Fund will be asked to vote on the proposed acquisition of the Target Fund by the Acquiring Fund. Included in the Registration Statement is the form of proxy for the shareholder meeting.

The Registration Statement relates solely to AMG Renaissance Large Cap Growth Fund, a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on May 6, 2017 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

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Very truly yours,

/s/ Renee E. Laws

Renee E. Laws